FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of November, 2009

MAX RESOURCE CORP.

(formerly VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

November 3, 2009

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX returns values to 1.5 grams per tonne (1.5 ppm) Au in soils at East Manhattan Wash, Nevada; gold mineralized area significantly expanded and open in three directions

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received assay results from additional soil sampling completed at the East Manhattan Wash gold project in Nevada.  The sampling was designed to further delineate the geometry of the native gold mineralization in the two main areas of interest, the “Gold Pit” and the “Old Drill Hole Grid”, which sampling now indicates are joined.  A total of 138 samples were taken, with significant values ranging from 0.05 ppm to 1.5 ppm gold.  The total mineralized zone now encompasses an area 5,500 by 1,500 feet in size while still remaining open to the north, east, and west.

MAX staff also sampled historic prospector pits to the southeast of the of the Old Drill Hole Grid and returned high gold values (0.96 g/t) from soils around the pits that indicate that the mineralized zone continues and may be linked to another mineralized zone sampled by MAX further south.   MAX intends to fill in this zone through future soil sampling programs.

The Gold Pit and the Old Drill Hole Grid were located in a volcanic rhyolite lithic tuff hosting coarse gold. These areas were sampled in early 2009.  This recent work has filled in the areas between the two mineralized systems.  These sample holes ranged from 12 inches to 48 inches in depth.  Each hole location was identified with a 16 inch wooden stake labeled with an aluminum tag and backfilled to minimize disturbance. This technique was used to look at a small representative area and obtain any coarse gold trapped in the bedrock fractures.

Examination of the mineralized samples from the Gold Pit and Old Drill Hole Grid superimposed on air photo images has enabled Max to identify structural features and, coupled with argillic alteration seen in the sample pits, has helped to define where significant gold values may be found.

A large sample data base (1,107 samples) containing values of up to 3.3 ppm Au in rocks and up to 1.0 ppm Au in soils was recently acquired by MAX.  These samples, along with MAX’s latest results, have been added to our sampling data base and new maps are being created to better define the anomaly for further work, which will include trenching and large bulk samples prior to drilling during 2010.  The first of these maps is now available on our web site at www.maxresource.com.

Clancy Wendt, VP Exploration of MAX, states “With these latest sample results, and the additional data we have acquired, we have now defined a significant area of gold mineralization that contains potential for a large mineralized system. More important is the fact that the mineralization appears to be free gold within the volcanic tuff. A large sample is being taken where the highest grade sample was found to define how deep the mineralization extends and to see if it increases in grade.”

QA / QC (Quality Control and Quality Assurance): The soil samples were analyzed by ALS Laboratory Group (Chemex) in Reno, Nevada.  Samples from two of the sample grids taken in the coarse gold area (as seen in the previous bulk sample) were run for gold and silver using a one kilogram split with following cyanide leach to minimize the potential to miss the coarse gold. The other grid (different mineralization style) samples were fire assayed in addition to an ICP (Inductively Coupled Plasma) suite of 41 elements. All sample bags were labeled at the site with a sample specific number, logged on a sample card with sample card tag put in each sample bag and taken directly from the field to ALS Labs. In addition, each site was located using a GPS in UTM with NAD 27.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.

About East Manhattan Wash

The East Manhattan Wash (“EMW”) property is comprised of 133 claims (2,660 acres) located 40 miles north of the town of Tonopah in the Manhattan Mining District of Nevada and is the subject of an option agreement whereby MAX can earn a 100% interest, subject to a 3% NSR royalty.  For more information on East Manhattan Wash, please visit our web site at www.maxresource.com. There are no historic reports on the project available to MAX.

More than 1,000,000 ounces of gold have been mined in the Manhattan Mining District. Production has included the nearby Manhattan mine (1974-1990), an open-pit operation that produced 236,000 ounces of gold at an average grade of 0.08 ounce per ton (“opt”).  The Echo Bay East and West Pit deposits operated in the early 1990s, producing 260,000 ounces at an average grade of 0.06 opt.  The Round Mountain Mine (Kinross/Barrick), situated eight miles north of EMW, is a conventional open pit operation that has produced more than 14 million   ounces of gold to date.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Gold in Alaska, Nevada and British Columbia, Uranium projects in the south western U.S. and northern Canada, and Molybdenum in Alaska and Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

November 24, 2009

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX drills 19.03 g/t gold over 6.1 meters at Crowsnest; includes 50.26 g/t gold over 1.5 meters

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received significant gold assays from its recent reverse circulation drill program completed at the Crowsnest project in Southeastern B.C. in October, 2009.   Results included hole RC 09-7 which returned 19.03 grams per tonne (g/t) gold over 6.1 meters, including 1.5 meters of 50.26 g/t gold.

A total of 26 reverse circulation drill holes totaling 799 meters were completed and two new trenches were dug, sampled and drilled to the west of the original Discovery Trench area (where MAX sampled gossan mineralization in June that returned an assay of 104 g/t Au) extending the known mineralized zone by 100 meters.  Significant gold assays (over 2 g/t Au) returned from the drill program are listed below:

Hole	Angle	From (m)	To (m)	Width (m)	Gold g/t
RC 09-2	-60 degrees	0	3.0	3.0	3.52
Including		0	1.5	1.5	6.67
RC 09-5	vertical	0	3.0	3.0	3.55
Including		1.5	3.0	1.5	6.40
RC 09-6	-60 degrees	0	6.5	6.5	6.34
Including		1.5	3.0	1.5	16.52
RC 09-7	vertical	0	6.1	6.1	19.03
Including		0	1.5	1.5	50.26
Including		1.5	3.0	1.5	23.60
RC 09-9	vertical	0	1.5	1.5	2.49
RC 09-14	vertical	0	1.5	1.5	2.07
RC 09-16	vertical	0	3.0	3.0	5.42
Including		0	1.5	1.5	6.65
RC 09-21	-60 degrees	16.8	18.3	1.5	3.42
RC 09-25	vertical	0	3.0	3.0	2.51
Including		1.5	3.0	1.5	3.14

A further six drill holes returned values ranging from 0.5 g/t to 1.86 g/t Au over minimum 1.5 meter intervals.  In addition, drill hole RC 09-21 (listed above) intersected a deeper zone grading 3.42 g/t Au further to the south that might indicate a new area for exploration.

Analysis was performed by Acme Analytical Laboratories, an ISO certified facility in Vancouver, B.C., using fire assay and multi-element (ICP-ES) techniques.  Standards and duplicates were used for quality control of the samples.  In addition, a full Metallic Screen assay has been ordered on all samples to make sure that any coarse gold was not missed during the assay process.  These results are expected to be available in early December. A map showing the location of the trenches and drill holes completed at Crowsnest is now available on our web site at www.maxresource.com.

Mr. Clancy Wendt, VP Exploration for MAX states “We are extremely pleased with our initial exploration results at Crowsnest.  Not only have we intercepted high grade gold at Crowsnest but we have also extended the known area of high grade mineralization and determined that it is trending to the north, northwest and possibly to  the east and is still open. In addition other mineralized areas of the property were identified and sampled during drilling.  An area located due south of the Discovery Trench, along the access road, was sampled as the exposure in the side of the hill above the road (limestones overlying carbon rich zones and gossan) looked very similar to the Discovery Trench and Trench 3.  Based on these exposures, there appears to be a relationship between the zone of limestone directly above a carbonaceous clay zone and then followed by limonitic/hematite gossan.  This makes the zone along the access road extension one of the first exploration priorities for 2010.   There are many other areas at Crowsnest where significant gold values were reported by prior operators that have never been followed up; these will be examined during the 2010 exploration program.  We have not yet determined the full extent of the gold mineralization at Crowsnest. “

The Crowsnest gold project consists of 15 claims totaling 3,142 hectares located in Southeast B.C., one and one half hours by gravel road south of the town of Fernie.   Crowsnest is one of two gold exploration properties in B.C. optioned from Eastfield Resources, as announced in our news release of July 27, 2009.

This news release has been reviewed by Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Gold in Alaska, Nevada and British Columbia, Uranium projects in the south western U.S. and northern Canada, and Molybdenum in Alaska and Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  December 2, 2009

By:      /s/ Stuart Rogers

Stuart Rogers

Director